Koor Industries Ltd.
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                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax: 972-3-6238425

                                                        8 April 2002


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The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,


Re:   Immediate Report (NO. 07/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

   1. Today in the afternoon, the Company has published in the United States a press release regarding the following matter:

          o Completion of the sale of a substantial portion of Tadiran Ltd. (wholly owned subsidiary of Koor) real estate, which was previously announced on March 18, 2002.

   2. Attached please find the press release and the previous press release from March 18th.



                                              Yours Sincerely,


                                              Shlomo Heller, Adv.
                                                Legal Counsel





KOOR INDUSTRIES LTD. COMPLETES SALE OF REAL ESTATE TO DENISRA RANITECH REAL ESTATE LTD

TEL AVIV, Israel - April 18, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that its has completed the previously announced sale of a substantial portion of its real estate to Denisra Ranitech Real Estate Ltd., for NIS 270 million.

As announced on March 18, 2002, the said real estate is located in the central and northern region of Israel (Afula, Petach Tikva, Holon and Bilu Junction).

About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, and life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel.   +9723 6238 310
Fax.   +9723 6238 313
www.koor.com
------------
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.


KOOR INDUSTRIES LTD. SIGNS AGREEMENT TO SELL REAL ESTATE

TEL AVIV, Israel - March 18, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that its has signed an agreement to sell a substantial portion of its real estate to Denisra Ranitech Real Estate Ltd. Total proceeds to Koor approximately NIS 270 million. Koor will record a net capital gain of NIS 36 million as a result of the transaction.

The said real estate is located in the central and northern region of Israel (Afula, Petach Tikva, Holon and Bilu Junction).

Denisra Ranitech is jointly owned by Denisra International Ltd and Ranitech Ltd. Denisra International is a private Israeli investment company, established by Mr. David (Dodik) Halperin (CEO) and Mr. Moshe Sofer, and invests in real estate mainly in Israel. Ranitech Ltd. is a publicly traded investment company controlled by the Weill family, headed by Mr. Jacob Shulevich.

The transaction is expected to be completed within the next 30 days.

Jonathan Kolber, Vice Chairman and CEO of Koor said, "We are very pleased with the transaction, especially given the difficult current environment in Israel." he added, "The continuing divestment of non-core assets, at fair prices, improves our financial liquidity and balance sheet ratios"

About Koor Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel.   +9723 6238 310
Fax.   +9723 6238 313
www.koor.com
------------
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.